

February 14, 2011

Mr. D. Roger Griffin
Chief Executive Officer
International Baler Corp.
5400 Rio Grande Avenue
Jacksonville, FL 32254

      RE: International Baler Corp.
               Item 4.01 Form 8-K filed February 10, 2011
               File No. 0-14443

Dear Mr. Griffin:

We have reviewed this filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please amend your Form 8-K to provide the information required by Item 304(a)(1)(v) of Regulation S-K regarding any reportable event that the former accountant advised you of during the two most recent fiscal years and subsequent interim period through the date of dismissal. Specifically, you should disclose whether any audit or similar committee of the board of directors, or the board of directors, discussed the reportable event with the former accountant and whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the reportable event and, if not, describe the nature of any limitation thereon and the reason therefor.

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant